

November 18, 2014

Via E-Mail
Mr. Noah Breslow
Chief Executive Officer
On Deck Capital, Inc.
140 Broadway, 25th Floor
New York, New York 10018

Re: On Deck Capital, Inc.
Registration Statement on Form S-1
Filed November 10, 2014
File No. 333-200043

Dear Mr. Breslow:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

Industry Background and Trends, page 3

1. Please revise to address Business credit cards, their availability, and why they do not serve the financing needs of small business.

Risk Factors

To the extent that Funding Advisor Partners…, page 21

2. Please revise to use the percentages of the dollar amounts (see page 93) as opposed to "number of loans' consistent with the preceding risk factor. In

Mr. Noah Breslow
On Deck Capital, Inc.
November 18, 2014
Page 2

addition, disclose if all commissions/fees are paid upfront and, if so, add a risk factor regarding the risk that fees may be paid in advance on loans that later default resulting in losses for the company.

Dilution, page 43

3. Please revise to add a footnote to the first table and disclose the "Net tangible book value dilution per share to new investors in the Offering *assuming* conversion/ exercise of the dilutive derivative securities *excluded* in the bullet at the bottom of page 44.

Business

Our Sales and Marketing

Direct Marketing, page 95

4. Please revise to disclose how new loans to previous customers initially obtained through either the Strategic Partners or Funding Advisors are handled. In this regard, are there any fees, commissions, or other costs incurred or paid to the Partners or Advisors when making loans to customers that were originally brought to the company through these channels even though the current loan is completed by Direct Marketing. If not, is there a risk that these channels will take their business elsewhere if there initial leads are later converted to Direct Marketing leads.

Strategic Partners, page 95

5. With reference to the loan example on page 52, revise here to explain whether the "origination fee" or "direct originating costs" are the commissions paid. If not, explain how those fees and costs are allocated. In addition, disclose if any other fees are paid and whether any or all of the fees/commissions/costs are paid upfront or in another manner.

Funding Advisor Program, page 96

6. Please revise to make the same disclosures requested in the comment directly above. In addition, with regard to the commissions, clarify if these are costs in addition to the fees/costs as shown in the example on page 52. If so, add a footnote to the example on page 52 and disclose the commissions typically paid.

General

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Volley at (202) 551-3437 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney